Exhibit 99.1

Nvni Group Limited

Unaudited Interim Financial Statements as of June 30, 2024

Nvni Group Limited

Condensed Consolidated Statements of Financial Position

As of June 30, 2024, and December 31, 2023

(In thousands of Brazilian reais, unless otherwise stated)

	6/30/2024	12/31/2023
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	13,249	11,398
Trade accounts receivable, net	15,723	14,263
Short-term advances	31,594	28,970
Other current assets	7,381	7,537
Total current assets	67,947	62,168
Non-current assets
Property and equipment, net	4,385	3,990
Right-of-use assets, net	1,174	1,435
Intangible assets, net	134,994	137,061
Goodwill	204,099	204,099
Other non-current assets	12,175	11,108
Total non-current assets	356,827	357,693
Total assets	424,774	419,861
LIABILITIES
Current liabilities
Accounts payable to suppliers	58,194	47,133
Salaries and labor charges	18,005	16,674
Loans and financing	3,598	4,960
Loans from investors	17,934	-
Debentures	45,780	51,197
Exposure premium liability	857	1,835
Lease liability	568	742
Income taxes payable	5,110	1,913
Taxes, fees and contributions payable	5,382	5,352
Deferred revenue	3,719	3,145
Deferred and contingent consideration on acquisitions	249,383	227,077
Related parties	9,739	9,867
Other current liabilities	737	852
Total current liabilities	419,006	370,747
Non-current liabilities
Loans and financing	178	329
Loans from investors	-	13,901
Taxes and contributions payable	2,354	2,886
Deferred and contingent consideration on acquisitions	5,000	5,000
Lease liability	678	777
Provisions for risks	29,145	30,820
Deferred taxes	42,624	44,566
Derivative warrant liabilities	2,563	4,464
Total non-current liabilities	82,542	102,743
Total liabilities	501,548	473,490
SHAREHOLDERS’ DEFICIT
Share capital	271,330	260,685
Capital reserves	128,573	127,932
Accumulated losses	(482,505)	(446,575)
Other Comprehensive Income	(1,423)	-
Total shareholders’ deficit, Equity attributable to owners	(84,025)	(57,958)
Non-controlling interest	7,251	4,329
Total shareholders’ deficit	(76,774)	(53,629)
Total liabilities and shareholders’ deficit	424,774	419,861

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

Nvni Group Limited

Unaudited Condensed Consolidated Statements of Loss and Comprehensive
Loss for the six-months ended June 30, 2024, and 2023

(In thousands of Brazilian reais, unless otherwise stated)

	Six-Months Ended
	June 30, 2024	June 30, 2023
Net operating revenue	92,154	81,947
Cost of services provided	(35,826)	(32,719)
Gross profit	56,328	49,228
Sales and marketing expenses	(12,554)	(14,205)
General and administrative expenses	(31,936)	(36,283)
Other operating income (expenses), net	2,325	1,592
Operating income	14,163	332
Financial income and expenses, net	(42,237)	(34,433)
Loss before income tax	(28,074)	(34,101)
Income tax	(5,129)	(2,154)
Net loss	(33,203)	(36,255)
Net loss attributed to:
Owners of the Company	(37,353)	(39,814)
Non-controlling interests	4,150	3,559
Loss per share
Basic and diluted loss per share (R$)	(1.02)	(2.03)

Net loss	(33,203)	(36,255)
Other comprehensive loss – foreign currency translation adjustment	(1,423)	-
Total comprehensive loss	(34,626)	(36,255)

The above condensed consolidated statements of loss should be read in conjunction with the accompanying notes.

Nvni Group Limited

Unaudited Condensed Consolidated Statements of
Shareholders’ Equity for the six-months ended June 30, 2024, and 2023

(In thousands of Brazilian reais, unless otherwise stated)

Equity attributable to Equity Holder of the Parent

	Share Capital	Capital Reserves	Accumulated Losses	Attributable to owners of the parent	Non-controlling interests	Total Equity
Balances as of December 31, 2022	40,404	54,632	(193,850)	(98,814)	3,853	(94,961)
Capital increase	61	-	-	61	-	61
Subscription rights	(3,000)	26,556	-	23,556	-	23,556
Provision for share-based payment	-	4,579	-	4,579	-	4,579
Initial recognition of non-controlling interest	-	(202)	788	586	706	1,292
Distributions to non-controlling interest	-	-	-	-	(4,940)	(4,940)
Net income	-	-	(39,814)	(39,814)	3,559	(36,255)
Balance as of June 30, 2023	37,465	85,565	(232,876)	(109,846)	3,178	(106,668)

	Share Capital	Capital Reserves	Accumulated Losses	OCI	Attributable to owners of the parent	Non-controlling interests	Total Equity
Balances as of December 31, 2023	260,685	127,932	(446,575)	-	(57,958)	4,329	(53,629)
Capital increase	10,645	-	-	-	10,645	-	10,645
Distributions to non-controlling interest	-	-	-	-	-	(1,228)	(1,228)
Provision for share-based payment	-	641	-	-	641	-	641
Other comprehensive income	-	-	1,423	(1,423)	-	-	-
Net income	-	-	(37,353)	-	(37,353)	4,150	(33,203)
Balance as of June 30, 2024	271,330	128,573	(482,505)	(1,423)	(84,025)	7,251	(76,774)

The above condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Nvni Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows
for the six-months ended June 30, 2024, and 2023
(In thousands of Brazilian reais, unless otherwise stated)

	Six-Months Ended
	June 30, 2024	June 30, 2023
Cash flow from operating activities
Loss before income tax	(28,074)	(34,101)
Adjustments for:
Depreciation and amortization	9,716	9,128
Share-based payment expense	641	4,579
Adjustment in provision for risks	(1,676)	2,904
Interest on loans, financing and debentures	5,170	7,233
Interest on lease liabilities	267	49
Allowance for expected credit loss	10	356
(Gain) Loss on disposal of assets	(21)	1,617
Deferred and contingent consideration adjustment	29,621	26,380
Employee bonus provision	809	1,233
Fair value of derivative warrant liabilities	(1,900)	-
Fair value of subscription rights	-	619
Decrease (increase) in operating assets:
Trade accounts receivable	(1, 470)	319
Other assets	(3,535)	(7,054)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers	11,061	6,324
Salaries and labor charges	519	221
Taxes and fees	1,607	4,649
Deferred revenue	574	(286)
Other liabilities	(117)	(1,981)
Income taxes paid	(5,982)	(4,970)
Net cash from operating activities	17,220	17,219
Investment activities
Cash payments to acquire property and equipment	(1,163)	(1,742)
Cash payments to acquire intangibles	(6,598)	(4,516)
Net cash used in investment activities	(7,761)	(6,258)
Financing activities
Payment of principal loans and financing	(10,789)	(299)
Interest paid	(3,955)	(6,399)
Payment of principal portion of lease liabilities	(539)	(498)
Proceeds from debentures, loans, and financing	5,700	6,864
Additions and contractual changes to the lease	-	52
Capital increase	10,645	61
Proceeds on issuance of subscription rights	-	23,556
Distributions paid to non-controlling interest	(1,228)	(4,152)
Payment of principal on related party loans	(127)	-
Payment of deferred and contingent consideration on acquisitions	(7,315)	(27,391)
Net cash used in financing activities	(7,608)	(8,206)
Net increase in cash and cash equivalents	1,851	2,755
Cash and cash equivalents at the beginning of the year	11,398	8,015
Cash and cash equivalents at the end of the year	13,249	10,770

The above condensed consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NVNI GROUP LIMITED

EXPLANATORY NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(Amounts expressed in thousands of reais—R$, except as otherwise indicated)

Note 1. Corporate and business information

Nvni Group Limited (“Nvni Group” “Nuvini” or the “Company”) is a Cayman Island exempted limited liability company, incorporated on November 16, 2022. The registered office of the Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. The Company’s principal executive office is located at Rua Jesuíno Arruda, nº769, sala 20B, Itaim Bibi, in São Paulo, Brazil.

Nvni Group is a holding company and conducts substantially all of its business through Nuvini S.A. and its acquired subsidiaries (collectively, the “Nuvini Acquired Companies”). For periods prior to February 26, 2023, the financial statements represent the results of operations of Nuvini S.A. and periods after February 26, 2023, represent the results of operations of Nvni Group. Nuvini and its subsidiaries, including the Nuvini Acquired Companies, will be referred to collectively herein as the “Group”.

Nuvini’s strategy is focused on acquiring and operating established companies in the business-to-business (“B2B”) software as a service (“SaaS”) market in Brazil and Latin America. Nuvini’s acquisition targets are generally profitable B2B SaaS companies with a consolidated business model, recurring revenue, positive cash generation and/or growth potential.

Nuvini’s business philosophy is to invest in established companies and foster an entrepreneurial environment that enables companies to become leaders in their respective industries, creating value through long- term partnerships with existing management teams and accelerating growth through improved commercial strategies, increased efficiency of internal processes and enhanced governance structures.

Reorganization transaction

On February 26, 2023, Nvni Group Limited, Nuvini Holdings Limited (an exempted company with limited liability in the Cayman Islands), Nuvini Merger Sub, Inc. (a Delaware corporation), and Mercato Partners Acquisition Corporation (a Delaware corporation, referred to as “Mercato”) entered into a Business Combination Agreement (“SPAC Merger”). According to this agreement, Nuvini Shareholders transferred all issued and outstanding ordinary shares of Nuvini, with a par value of $0.00001 per share, to Nvni Group Limited in exchange for newly issued ordinary shares of Nvni Group Limited, also with a par value of $0.00001 per share. Additionally, Nuvini Merger Sub, Inc. merged with Mercato, resulting in Mercato becoming a wholly-owned, indirect subsidiary of Nvni Group Limited.

Prior to the closing date of the transaction between the Company and Mercato, Nvni Group Ltd. was a holding company with no active trade or business. Nuvini S.A. maintained all relevant assets and liabilities and incurred all income and expenses. Therefore, the comparable consolidated financial information presented herein represents the consolidated financial statements of Nuvini S.A.

On September 29, 2023, Nuvini completed its business combination with Mercato. As a result, Nuvini’s Ordinary Shares and Warrants commenced trading on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, as of market open on October 2, 2023.

In accordance with IFRS 3 Business Combinations, Mercato did not meet the definition of a “business”, and therefore the Business Combination was considered a capital transaction and was accounted for as a share-based payment transaction under IFRS 2 Share-Based Payments, whereby Nuvini issued shares for Mercato’s net assets. Under this method of accounting, the acquisition of Mercato was stated at historical cost, with no goodwill or other intangible assets recorded.

The difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired represented a stock exchange listing expense.

Accordingly, the financial statements of Nuvini S.A. became the historical financial statements of Nuvini and the assets, liabilities and results of operations of Mercato was consolidated with Nuvini from the Closing Date.

Consolidated subsidiaries

The following table lists the Company’s subsidiaries as of June 30, 2024, and December 31, 2023. The subsidiaries have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business:

Subsidiaries	Place of Business/Country of Incorporation	Equity Ownership Held by the Company 12/31/2023	Equity Ownership Held by the Company 6/30/2024
Effecti Tecnologia Web LTDA. (“Effecti”)	Brazil	100%	100%
Leadlovers Tecnologia LTDA. (“Leadlovers”)	Brazil	100%	100%
Ipe Tecnologia LTDA. (“Ipe”)	Brazil	100%	100%
Dataminer Dados, Informacoes E DocumentosLTDA (“Datahub”)	Brazil	100%	100%
Onclick Sistemas de Informacao LTDA. (“Onclick”)	Brazil	100%	100%
Simplest Software LTDA (“Mercos”)	Brazil	57.91%	57.91%
Smart NX	Brazil	55%	55%
Nuvini S.A	Brazil	100%	100%
Nuvini LLC	United States of America	100%	100%

Effecti

Effecti sells access to the “My Effecti” platform, a tool used by companies that wish to participate in bids. Within the platform, bidders can find, register, dispute and monitor the notices issued by the Brazilian federal, state and municipal government through electronic trading sessions.

Leadlovers

Nuvini acquired 100% of the equity interest of Leadlovers, a company based in Curitiba, Paraná that delivers an all-in-one digital marketing platform. Leadlovers offers a 100% online platform to optimize companies’ digital marketing strategy and assist entrepreneurs in enhancing online sales, allowing them to streamline and automate repetitive marketing processes.

Ipe

Nuvini acquired 100% of the equity interest in Ipe, a company based in Uberlândia, Minais Gerais, which serves as the largest enterprise resource planning (“ERP”) service provider for eyeglass shops. Ipe offers store owners an ERP system subscription that aims to help manage stores, meet tax obligations and optimize sales.

Datahub

Nuvini acquired 100% of the equity interest in Datahub, a company based in Tupã, São Paulo that offers an innovative data intelligence platform, uniting cutting-edge technology and new data sources. Datahub utilizes sophisticated and efficient data analytics, machine learning, and customer knowledge to drive efficiencies in marketing, sales, risk, and compliance actions, while prioritizing responsible data management to protect its customers’ business.

Onclick

Nuvini acquired 100% of the equity interest in Onclick, a company based in Marília, State of São Paulo. Onclick comprises three subsidiaries; Onclick Sistemas de Informacao LTDA, APIE.COMM Tecnologia LTDA (“Apie.comm”), and Commit Consulting LTDA. (“Commit”). Onclick controls 100% of the subsidiaries and they offer the following services to the market:

●	A management ERP for retail, e-commerce, industry, distribution and services.

●	Business management in technology offering IT solutions and business processes tailored to its customers.

●	Complete integration solution to support various technologies involved in e-commerce operations.

Mercos

Nuvini acquired 100% of the equity interest in Mercos, a software company that organizes and automates the activities of independent sales representatives and sales orders from manufacturers and distributors. Mercos is focused on providing e-commerce and sales solutions for B2B entities. In November 2022, the Company amended the Mercos agreement reselling 42.09% of the Mercos shares to the previous seller.

Smart NX

Nuvini acquired 55% of the equity interest in Smart NX, a company in Matias Barbosa, Minas Gerais, Brazil. Smart NX operates under two subsidiaries, Smart NX and Smart NX LTDA. Smart NX is the directly owned subsidiary. Smart NX is a limited liability company duly organized under the laws of Brazil and based in Matias Barbosa, Minas Gerais, Brazil. Smart NX builds digital client experience journeys that connect B2C companies with their clients via sales billing and client service. Smart NX delivers a full digital journey for its clients for higher client service efficiency, increases in sales and collections, cost reductions through digitalized operation and higher client satisfaction.

Nuvini S.A.

Nuvini S.A. is a corporation duly incorporated under the laws of Brazil, with its head office at Rua Jesuíno Arruda, No. 769, Suite 20B, Itaim Bibi, São Paulo, Brazil. 04.532-082. Nuvini S.A. acquires and operates software companies within SaaS markets in Brazil. Nuvini S.A. is the leading private serial software business acquirer in Brazil and intends to use funding and capital markets access to continue expanding its acquisition strategy in Brazil and Latin America.

Nuvini LLC

Nuvini LLC was incorporated in the United States of America to explore opportunities for strategic partnerships abroad.

Note 2. Basis of presentation of the unaudited interim condensed consolidated financial information

The unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024, have been prepared in accordance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023. Additionally, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The accompanying unaudited condensed consolidated financial statements are presented in Brazilian Reais (“R$”) in conformity with IFRS Accounting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The financial statements comply with IFRS as issued by the International Accounting Standards Board.

Going concern

The accompanying interim condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

For the six-months ended June 30, 2024, and 2023, the Company incurred a net loss of R$33,203 and R$36,255, respectively, and on June 30, 2024, and December 31, 2023, the Company had a working capital deficit of R$351,059 and R$308,579, respectively and shareholders’ deficit of R$76,774 and R$53,629, respectively. Management believes it will continue to incur operating and net losses at least for the medium term.

To date, Nuvini has met its operations funding requirements primarily through the issuance of equity capital, loans and borrowings from financial institutions and related parties (including its CEO), private placements of debentures, deferred and/or contingent payment on acquisitions, and the issuance of subscription rights to investors, as well as from revenue generated from the Group’s operations. Nuvini S.A. holds debt in the Brazilian reais.

As of June 30, 2024 the Company had current debt obligations outstanding of R$59,117 and R$66,024 on December 31, 2023, which included the entire balance of amounts owed under the debentures issued in 2021 and due in 2026, as the Company was not in compliance with financial covenants associated with the debentures at June 30, 2024, December 31, 2023, or 2022 and the balances due on loans that mature in 2024 and short-term obligations under related party loans. On December 13, 2024, the Company requested a waiver for the covenant violation, which was granted by the debenture holders on December 19, 2024, maintaining the original amortization date of the debentures.

On June 30, 2024, the Company had cash and cash equivalents, including short-term investments, of R$13,249 and had loans and financing of R$3,776 and related party liabilities of R$9,739, all recorded as short-term obligations.

The Company’s future profitability and liquidity is particularly dependent upon the organic growth and operating performance of the Nuvini Acquired Companies and the expansion of its businesses through additional acquisitions of SaaS companies or SaaS-related assets. The Company cannot be certain when or if its operations will generate sufficient cash to fully fund its ongoing operations or the growth of its business. The Company’s business will likely require significant additional amounts of capital and expand operations to generate sufficient cash flow to meet its obligations on a timely basis.

The Company has determined that these factors raise substantial doubt about its ability to continue as a going concern.

Note 3. Summary of significant accounting policies

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Group’s most recent annual financial statements for the year ended December 31, 2023.

Use of estimates and judgments

The Company monitors its critical accounting estimates and judgments. For the interim period ended June 30, 2024, there were no changes in estimates and assumptions that present significant risks of assets and liabilities for the interim period, in relation to those detailed in Note 3. of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

Note 4. Adoption of new and revised accounting standards

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual combined financial statements for the year ended December 31, 2023. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Note 5. Deferred and Contingent Consideration on Acquisitions

The Group’s current and non-current liabilities payable under the deferred and contingent consideration arrangements are detailed as follows:

	June 30, 2024	December 31, 2023
Current deferred and contingent consideration:
Effecti	113,699	106,096
Leadlovers	51,354	44,021
Ipe	37,385	34,770
Datahub	24,716	23,088
Onclick	22,229	19,102
Total current deferred and contingent consideration	249,383	227,077

Non-current deferred and contingent consideration:
Smart NX	5,000	5,000
Total non-current deferred and contingent consideration	5,000	5,000

The contingent portions of this consideration is accounted for as FVTPL and categorized as a level 3 financial liability, as described in note 6. The deferred portion (relating to fixed amounts) is accounted for as amortized cost. The following table shows a reconciliation of the beginning and ending balances of the deferred and contingent consideration including level 3 fair value measurements.

Balance at January 1, 2023	234,956
Initial recognition of deferred and contingent consideration relating to acquisitions	5,000
Payments	(6,215)
Deferred and contingent consideration converted to equity	(39,502)
Contingent consideration adjustment	13,212
Interest	24,626
Balance at December 31, 2023	232,077
Payments	(7,315)
Interest	29,621
Balance at June 30, 2024	254,383

Note 6. Financial instruments

The classification of financial instruments is presented in the following table. There are no financial instruments classified in categories other than those reported:

	Classification	Level	June 30, 2024	December 31, 2023
Financial liabilities:
Derivative warrants (note 15)	FVTPL	Level 1	2,563	4,464
Contingent consideration on acquisitions (note 5)	FVTPL	Level 3	-	144,526
Exposure premium - debentures (note 13)	FVTPL	Level 3	857	1,835
Deferred consideration on acquisitions (note 5)	Amortized cost		254,383	87,551
Loans and financing (note 11)	Amortized cost		3,776	5,289
Debentures (note 13)	Amortized cost		45,780	51,197
Related parties (note 9)	Amortized cost		9,739	9,867

Gains and losses on financial instruments that are measured at FVTPL are recognized as financial income or expense in the statement of profit or loss for the period. The carrying amount of the Group’s financial assets approximates fair value as of June 30, 2024, and December 31, 2023.

As of June 30, 2024, the contingent consideration on acquisitions was transferred from level 3 in the fair value hierarchy to amortized cost. The contingent consideration is no longer subject to adjustment of the earn-out and is based on actual billing rather than projected billing.

Measurement and reconciliation of level 3 financial liabilities

Balance at January 1, 2023	156,422
Additions	29,282
Transfer to equity (converted in shares)	(35,410)
Write off in the P&L	(3,933)
Balance at December 31, 2023	146,361
Write off in the P&L	(978)
Transfer based on change in classification	(144,526)
Balance at June 30, 2024	857

Financial risk management

Liquidity risk

Liquidity risk is the risk in which the Group will encounter difficulties in complying with the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of the Group in liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations, under normal conditions, without causing unacceptable losses or with the risk of harming the Group’s reputation. The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amounts will be significantly different, although actual payments may vary depending on market conditions and the Group’s future performance. The table below analyzes the Group’s financial liabilities by maturity ranges corresponding to the remaining period between the balance sheet date and the contractual maturity date. There are no financial liabilities exceeding three years, as the failure of the Group to meet covenants associated with the outstanding debentures resulted in the acceleration of the maturity of the debentures (see note 13 for additional information).

	June 30, 2024
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	58,194	-	58,194
Other liabilities	737	-	737
Loans and financing	3,598	178	3,776
Debentures(i)	45,780	-	45,780
Deferred and contingent consideration	249,383	5,000	254,383
Lease liabilities	568	678	1,246
Related parties	9,739	-	9,739
Total	367,999	5,856	373,855

	December 31, 2023
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	47,133	-	47,133
Other liabilities	852	-	852
Loans and financing	4,960	329	5,289
Debentures(i)	51,197	-	51,197
Deferred and contingent consideration	227,077	5,000	232,077
Lease liabilities	742	777	1,519
Related parties	9,867	-	9,867
Total	341,828	6,106	347,934

(i)	The Company was not in compliance with the related financial covenants under the debentures as of June 30, 2024, and the amounts owed under the debentures are classified as current. Contractual principal payments are due quarterly beginning in May 2023 with final maturity in May 2026, as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	Total Liabilities	June 30, 2024
Debentures	-	51,197	-	51,197	45,780

Note 7. Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	2,942	3,059
Short-term investments	10,307	8,339
Total	13,249	11,398

Short-term investments in the Group consist of liquid investments earning interest based on 101% of CDI for both the period ended June 30, 2024, and year ended December 31, 2023. The short-term investments may be redeemed at any time, at the Company’s request, without substantial modification of its values.

Note 8. Trade accounts receivable

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business.

	June 30, 2024	December 31, 2023
Trade accounts receivable	16,987	14,852
Allowance for expected credit losses	(1,264)	(589)
Trade accounts receivable, net	15,723	14,263

The balance of trade accounts receivable includes contract assets totaling R$4,629 and R$4,145 as of June 30, 2024, and December 31, 2023, respectively. As of June 30, 2024, and December 31, 2023, an amount of R$292 and R$953 respectively, was recorded as write-offs of accounts receivable.

The following table shows the change in allowance for expected credit losses:

Balance as of January 1, 2023	(149)
Allowance recorded during the year	(1,223)
As of June 30, 2023	(1,372)

As of January 1, 2024	(589)
Allowance recorded during the year	(675)
As of June 30, 2024	(1,264)

The trade accounts receivable by aging category are distributed as follows:

	June 30, 2024	December 31, 2023
Aging list:
Current	13,127	11,975
Due up to 30 days	603	1,651
Due from 30 to 60 days	100	272
Due from 60 to 90 days	1,893	365
Overdue over 90 days	1,264	589
Total	16,987	14,852

Note 9. Related parties

Transactions between related parties

The Group has entered into loan agreements with certain shareholders, executives and directors. The amounts outstanding are unsecured and in the case of default on payment, a fine of 2% may be imposed on the total value of the loans.

The nature and purpose of transaction amounts and outstanding balances for related parties consist of the following:

	June 30, 2024	December 31, 2023
Related party loan—Pierre Schurmann(i)	9,739	8,890
Related party loan—Aury Ronan Francisco(ii)	-	977
Total loans from related parties	9,739	9,867

(i)	Nuvini S.A. entered into three loan agreements with Pierre Schurmann as of 2023. The first agreement entered into on February 13, 2023, in the principal amount of R$3,300 with interest of 10 % per year and 100% of CDI, and with a maturity of 12 months. The second agreement entered into on July 3, 2023, in the principal amount of R$1,039 interest equivalent to 23.25% per year. The third agreement entered into on December 15, 2022, in the principal amount of R$3,200 with interest of 10 % per year and 100% of CDI. All outstanding loan balances are classified as a short-term loan.

(ii)	This loan was received on September 3, 2021, from Aury Ronan Francisco, in the amount of R$3,700. On September 29, 2021, the Group paid R$3,000 of the principal amount, with the remaining R$700 outstanding and payable within 6 months. Interest on the outstanding loan is calculated using a fixed rate of 3% per annum. As of December 31, 2023, the remaining balance of the loan remains outstanding and accruing interest. Per the terms of the agreement, once the balance is paid, the Company will also include a penalty of 2% of the total value of the loan. This loan was settled and paid by the Company as of June 30, 2024.

Key management compensation

The compensation of the Group’s executive management team is determined based on the Group’s compensation policy considering the performance of professionals, business areas and market trends.

Key management compensation is summarized as follows:

	June 30, 2024	December 31, 2023
Short-term compensation (including salary)	47	434
Short-term employee benefits	24	72
Termination benefits	-	62
Share-based compensation	17,354	16,685
Total	17,425	17,253

Note 10. Salaries and labor charges

The composition of salaries and labor charges are as follows:

	June 30, 2024	December 31, 2023
Wages payable	5,437	5,672
Accrued labor benefits	8,899	7,186
Labor taxes	3,669	3,816
Total salaries and labor charges	18,005	16,674

Note 11. Loans and financing

The outstanding balance of loans and financing are summarized as follows:

	Interest Rate	Maturity	June 30, 2024	December 31, 2023
Loans:
Santander Bank	23.14% per annum	2025	3,200	4,254
Bradesco Bank	0.96% per month	2024	171	343
Bradesco Bank	2.19% per month	2026	178	-
BNDES	12.27% per annum	2024	227	692
Total			3,776	5,289
Current			3,598	4,960
Non-current			178	329

Per the terms of the bank loan agreements, the institution may consider the loan to be due early in the case of certain events such as corporate reorganization or change of control. As of the date of these financial statements, there have been no calls for early maturity of the loans.

The amounts recorded in non-current liabilities have the following maturity schedule:

	June 30, 2024	December 31, 2023
2025	160	311
2026	18	18
Non-current liabilities	178	329

The following is a summary of loan activity as of June 30, 2024, and December 31, 2023:

Balance as of January 1, 2023	1,807
Additions	5,462
Interest accrual	940
Principal payments	(2,034)
Interest payments	(886)
Balance as of December 31, 2023	5,289
Additions	3,200
Interest accrual	296
Principal payments	(4,644)
Interest payments	(365)
Balance as of June 30, 2024	3,776

Accounts payable to suppliers

The breakdown of Trade and other payables is as follows:

	June 30, 2024	December 31, 2023
Suppliers- National and foreign	8,242	7,676
Suppliers - IPO transaction expenses(i)	49,952	39,457
Trade accounts payable	58,194	47,133

(i)	Consists of concentrated expenses incurred in 2023 related to third-party advisory and support services incurred in connection with the reorganization transaction that are not expected to be ongoing. These services were provided by suppliers to the Company.

Note 12. Loans from investors

The following is a summary of investor loan activity as of June 30, 2024, and December 31, 2023:

As of January 1, 2023	5,249
Additions	7,407
Amortization	(320)
Interest accrual	1,564
As of December 31, 2023	13,901
Additions	2,500
Interest accrual	1,533
As of June 30, 2024	17,934

Note 13. Debentures

On May 14, 2021, the Group issued 61,000 non-convertible debentures, in a single series, with a nominal unit value of R$1 to a group of initial investors (the “Initial Investors”, with the issuance being referred to herein as the “First Issue”). Interest accrues at the rate of CDI + 10.6% per year and is payable quarterly in February, May, August and November of each year. Amortization of principal is quarterly, beginning in May 2023 with final maturity in May 2026.

The following is a summary of activity related to the debentures:

As of January 1, 2023	60,873
Interest incurred	11,639
Principal payments	(7,417)
Interest payments	(13,898)
As of December 31, 2023	51,197
Interest incurred	4,319
Principal payments	(6,146)
Interest payments	(3,590)
As of June 30, 2024	45,780

Collateral and guarantees

As of June 30, 2024, and December 31, 2023, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers, Onclick and Datahub, have been pledged as collateral.

Covenants

The debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (i) gross debt indicator / pro forma EBITDA ratio less than or equal to 3.0x; (ii) pro forma EBITDA margin in relation to net revenue greater than or equal to 20%; and (iii) debt service coverage index greater than or equal to 4.0x, as defined in the related agreement. A failure to meet any of the covenants automatically results in early maturity of the debentures.

As of June 30, 2024, the Group was not in compliance with these covenants.

As of December 31, 2023, the Company did not meet the debt service coverage index covenant, as the calculated index was 0.6x which is less than the 4.0x targeted threshold. The Company requested a waiver for the covenant violation on December 13, 2024, which would alleviate any Company concerns regarding a potential early debt maturity due to the covenant breach. The debenture holders granted the Company’s request on December 19, 2024, leaving the amortization date of the debentures unchanged.

Exposure premium

As of June 30, 2024, and December 31, 2023, the fair value of the Exposure Premium was R$857 and R$1,835, respectively, and the fair value adjustment is recorded in the provision for debentures as a current liability with the change in fair value of the derivative recorded in profit or loss.

Note 14. Provision for risks

Provisions for risks are recognized when: (i) the Group has a present or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the value can be reliably estimated. The provisions for risks are estimated, considering management’s judgements, based in part on the advice and counsel of the Company’s legal advisors, as to the probability of loss and expected future amounts to settle the obligations.

The provision liability for the periods ended June 30, 2024, and December 31, 2023, were recorded for labor and tax contingencies in connection with recognition of Company acquisitions. After the acquisitions, due to the increase in employee headcount, the Group established a provision for the related employee labor risk of the acquired workforce related to an infraction notice for the period 2017 to 2022, whose tax authority understands that the Brazilian Municipal Service Tax (“ISS”) due would be 5%, while the Group collected and remitted at 2%.

The provision activity on June 30, 2024, and December 31, 2023, is as follows:

At January 1, 2023	31,032
Reversal of provision	(3,292)
Provision recorded during the period	1,777
Additions by acquisition	1,184
Additions by merger	119
At December 31, 2023	30,820
Reversal of provision	(1,675)
At June 30, 2024	29,145

There were no changes in contingent liabilities recorded as of June 30, 2024.

Note 15. Equity and divestitures

Share capital

The following table illustrates the shareholders’ equity of the Company after being retrospectively adjusted by the share split in line with capital restructuring of the Group in conjunction with the SPAC merger:

Shares
As of January 1, 2023	17,818,669
Shares issued	2,313,622
As of June 30, 2023	20,132,291
Acquisition of Nvni Group Limited(*)	11,485,080
As of December 31, 2023	31,617,370

As of January 1, 2024	31,617,370
Shares issued	889,411
As of June 30, 2024	32,506,781

*	In connection with the SPAC merger, each of the Nuvini shareholders contributed their ordinary shares into the Company in exchange for Nvni Group Limited ordinary shares. The shares were converted into a number of Nvni Group Limited ordinary shares in accordance with the Exchange Ratio of 0.145485724.

The distribution of shareholders’ capital as of June 30, 2024, is as follows:

Shareholders	% Participation	Common Shares(i)	Subscribed and Paid- In Share Capital (R$)
Former Nuvini Stockholders (Nuvini Holdings Limited) (i)	74.44%	24,199,194
Public Stockholders	5.00%	1,625,528
Mercato Founders	17.69%	5,750,000
Maxim	1.46%	475,000
PIPE Investors	1.41%	457,059
Total	100%	32,506,781	271,330

(i)	The number of common shares include reserved shares to issue former Nuvini Shareholders totaling 3,884,371 shares as of June 30, 2024. The total issued Nuvini ordinary shares is 28,622,410 as of June 30, 2024.

Derivatives

The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total
Initial Recognition at September 29, 2023	9,887	9,930	19,817
Change in fair value	(7,660)	(7,693)	(15,353)
Balance at December 31, 2023	2,227	2,237	4,464
Change in fair value	(948)	(953)	(1,901)
Balance at June 30, 2024	1,279	1,284	2,563

Non-controlling Interest

The following table summarizes the movement in the Company’s non-controlling interests in Mercos:

At January 1, 2023	3,853
Share of profit for the year	4,359
Payment of dividends	(5,173)
At December 31, 2023	3,039
Share of profit for the year	849
Payment of dividends	(1,228)
At June 30, 2024	2,660

The following table summarize summarizes the movement in the Company’s non-controlling interests in Smart NX:

At January 1, 2023	-
Initial recognition	706
Share of profit for the year	2,490
Payment of dividends	(1,906)
At December 31, 2023	1,290
Share of profit for the year	200
At June 30, 2024	1,490

Note 16. Net loss per share

As the Company reported a loss for the six-month period ended June 30, 2024, and 2023, the number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation. The table below shows data of net loss and shares used in calculating basic and diluted loss per share attributable to the ordinary equity holders of the Company:

	Six-Months Ended
	June 30, 2024	June 30, 2023
Net loss	(33,203)	(36,255)
Weighted average shares outstanding—basic and diluted(i)	32,506,781	17,818,669
Net loss per ordinary share—basic and diluted	(1.02)	(2.03)

(i)	Share data have been revised to give effect due to the recapitalization of Nvni Group Limited as explained in Note 17. Equity and divestitures.

Note 17. Net operating revenue

The Group recognizes operating revenue from its B2B SaaS platform where revenues are disaggregated as SaaS platform subscription services, and data analytics service, set-up and other services. Revenues are recorded net of applicable municipal service taxes (ISS) and federal vat (PIS and COFINS) taxes, as well as contract cancellations and returns.

Below is a summary of net operating revenue for the six-month periods ended June 30, 2024, and 2023:

	June 30, 2024	June 30, 2023
Gross operating revenue	98,582	89,195
Revenue deductions:
Cancellations and returns	(828)	(1,242)
Taxes on services	(5,600)	(6,006)
Total revenue deductions	(6,428)	(7,248)
Net operating revenue	92,154	81,947

Disaggregation of net operating revenue for the six-month periods ended June 30, 2024, and 2023, is as follows:

	June 30, 2024	June 30, 2023
Platform subscription service	89,651	77,690
Cancellations, returns and taxes on services	(5,735)	(6,308)
Revenue from platform subscription service	83,916	71,382
Data analytics service	4,272	7,080
Cancellations, returns and taxes on services	(488)	(789)
Revenue from data analytics service	3,784	6,291
Set-up and service	4,146	4,316
Cancellations, returns and taxes on services	(173)	(382)
Revenue from set-up and service	3,973	3,934
Other revenue	510	361
Cancellations, returns and taxes on services	(29)	(21)
Other revenue	481	340
Total net operating revenue	92,154	81,947

Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets (included within trade accounts receivable) and deferred revenue related to contracts with customers.

The contract asset activity as of June 30, 2024, and December 31, 2023, is as follows:

At January 1, 2023	2,272
Decrease from transfers to accounts receivable	(2,272)
Increase from changes based on work in progress	4,862
At December 31, 2023	4,862
Decrease from transfers to accounts receivable	(233)
At June 30, 2024	4,629

The deferred revenue activity as of June 30, 2024, and December 31, 2023, is as follows:

At January 1, 2023	3,821
Increase in deferred revenue in the current year	9,845
Revenue recognized during the current year	(10,521)
At December 31, 2023	3,145
Increase in deferred revenue in the current year	10,386
Revenue recognized during the current year	(9,812)
At June 30, 2024	3,719

Note 18. Cost and expenses by nature

The operating costs and expenses by nature for the six-month periods ended June 30, 2024, and 2023, are as follows:

	June 30, 2024	June 30, 2023
Payroll	(41,990)	(45,952)
Third-party services and others	(13,267)	(11,767)
Business and marketing expenses	(2,167)	(3,397)
Depreciation	(600)	(492)
Amortization	(9,116)	(8,637)
Audit and consulting	(6,887)	(9,627)
Other administrative expenses	(5,671)	(1,852)
Provisions	1,707	109
Total	(77,991)	(81,615)

Cost of services provided	(35,826)	(32,719)
Sales and marketing expenses	(12,554)	(14,205)
General and administrative expenses	(31,936)	(36,283)
Other operating income (expenses), net	2,325	1,592
Total	(77,991)	(81,615)

Note 19. Financial income and expense, net

The financial income and expense, net for the six-month periods ended June 30, 2024, and 2023, is composed of the following:

	June 30, 2024	June 30, 2023
Financial income:
Income on financial investments	177	130
Interest income	347	243
Discounts obtained	4	11
Exchange variation (foreign exchange profit)	205	725
Total	733	1,109
Financial Expenses:
Contingent consideration fair value adjustments	(29,621)	(26,380)
Interest on loans, financing and debentures	(3,543)	(6,549)
Other interest and expense	(3,133)	(2,522)
Exchange variation (foreign exchange losses)	(6,673)	(91)
Total	(42,970)	(35,542)
Financial income and expense, net	(42,237)	(34,433)

Note 20. Income tax

Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% is the current rate applied to the Group which is the operational and main company of all operating entities of the Group in Brazil.

Current tax

	As of June 30,
	2024	2023
Loss before income tax	(28,074)	(34,101)
Income tax recorded in the income for the year	(5,129)	(2,154)

Current tax	(7,356)	(4,515)
Deferred tax	2,227	2,361
Effective tax rate	18.26%	6.32%

Deferred tax liability

As of June 30, 2024, and December 31, 2023, deferred tax liabilities are recognized for the temporary differences between the book and tax basis of intangible assets recorded in connection with business combinations in the amount of R$42,624 and R$44,566, respectively.

Note 21. Segment information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. For reviewing the operational performance of the Group and for the purpose of allocating resources, the Chief Operating Decision Maker (“CODM”) of the Group, identified as the Chief Executive Officer, reviews the consolidated results as a whole. The CODM considers the Group a single operating and reportable segment, when monitoring operations, making decisions on capital and investment allocations and evaluating performance.

Segment revenue and non-current assets by geographical area

In presenting the geographical information, revenue is based on the region in which the customer is located. All intellectual property is located in Brazil. Assets are based on the geographic locations of the assets which are also centrally located in Brazil; therefore, the Group operates in one geographical location.

For the six-month periods ended June 30, 2024, and 2023, the Group generated 100% of its revenues originating from customers located in Brazil.

The Company’s non-current assets are entirely located in Brazil as of June 30, 2024, and December 31, 2023.

Note 22. Supplementary items to the cash flow

In the six-month period ended June 30, 2023, the Group recorded the following non-cash transactions:

June 30, 2023
Business combination:
Trade accounts receivable, net	3,061
Other current assets	5,545
Property and equipment, net	172
Right-of-use assets	107
Intangible assets	6,201
Goodwill	15,960
Other non-current assets	1,204
Accounts payable to suppliers	(894)
Salaries and labor charges	(776)
Loans and financing	(40)
Right-of-use lease liabilities	(118)
Taxes and fees	(940)
Deferred taxes	(2,421)
Deferred and contingent consideration	(25,849)
Other liabilities	(28)
Provisions for risks	(1,184)
Recognition of lease right-of-use asset in exchange for lease liabilities:
Property and equipment, net	447
Lease liability	(447)
Conversion of subscription rights to capital shares:
Capital reserve	(3,000)
Share capital	(3,000)

Note 23. Subsequent events

The Group evaluated subsequent events and transactions that occurred after the balance sheet date up to January 30, 2025, the date the financial statements were available to be issued.

On December 27, 2024, Nvni Group Limited, entered into a Settlement Agreement and Release (“Settlement Agreement”) and a Warrant Exchange Agreement (the “Warrant Exchange Agreement”) with Alta Partners, LLC (“Alta”) in relation to an alleged dispute regarding certain warrants held by Alta. Pursuant to the Settlement Agreement, Alta agreed to exercise 25,000 warrants on a cash basis. Pursuant to the Warrant Exchange Agreement, Alta will exchange the remaining 1, 838,674 warrants of the Company, which will be retired, for 894,337 ordinary shares of the Company.

On January 2, 2025, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of US$12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. These investors agreed to subscribe to and purchase 3,680,982 shares, at a conversion price of US$3.26 per share.

On January 8, 2025, the Company received a letter from Nasdaq notifying the Company that based on the filing of the 2023 Annual Report, Nasdaq has determined that the Company complies with Nasdaq Listing Rule 5250(c)(1) and the hearing has been canceled. Accordingly, the matter has been closed.

On January 9, 2025, the Company received a notice from Nasdaq indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules due to the Company’s failure to file an interim balance sheet and income statement as of and for its second quarter ended June 30, 2024 (the “Interim Financials”) on Form 6-K with the Commission. Pursuant to Nasdaq Listing Rule 5250(c)(2), the Company was required to file its Interim Financials no later than six months following the end of its second quarter ended June 30, 2024, or December 31, 2024. The Company has not yet filed the required Interim Financials. This notice received from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares and warrants. Nasdaq has provided the Company with 60 calendar days, until March 10, 2025, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date for the filing of its Interim Financials, or until June 30, 2025, to regain compliance.